EXECUTION COPY

Operation Number 36384

AMENDMENT DEED
TO DEED OF FINANCIAL AND PERFORMANCE GUARANTEE

between

BALYKSHY L.L.P.

CASPIAN SERVICES INC.

and

EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

Dated "22" October 2009

This **AMENDMENT DEED** (this "Deed") dated "_22_" October 2009 is made between:

(1)   **BALYKSHY L.L.P.**, a limited liability partnership organised and existing under the laws of the Republic of Kazakhstan with registered address at: 12 Murat Uskenbaev Street, Atash Village, Tupkaragan District, Mangistau Region, the Republic of Kazakhstan (the "**Borrower**"),

(2)   **CASPIAN SERVICES INC.**, a corporation organised and existing under the laws of the State of Nevada, United States of America and having its Principal Executive Offices at 257 East 200 South, Suite 340, Salt Lake City, Utah, 84101, United States of America (the "**Guarantor**"); and

(3)   **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**, an international organisation established by treaty ("**EBRD**").

(each a "**Party**" and together, the "**Parties**").

RECITALS

WHEREAS:

(A)   The Borrower and EBRD have entered into a loan agreement dated 21 December 2006, as amended by First Amendment to Loan Agreement dated 28 June 2007 and Second Amendment to the Loan Agreement dated "_22_" October 2009 (the "**Loan Agreement**") pursuant to which EBRD agreed, *inter alia*, to make available to the Borrower a loan in an amount not to exceed eighteen million six hundred thousand Dollars (US$18,600,000), upon the terms and subject to the conditions of the Loan Agreement.

(B)   Pursuant to the Loan Agreement the Parties entered into the Deed of Financial and Performance Guarantee dated 6 August 2008 (the "**Guarantee Deed**").

(C)   The Parties wish to make certain changes to the Guarantee Deed as set forth below.

IT IS THEREFORE AGREED, IN CONSIDERATION OF THESE PRESENTS, the parties agree **AS FOLLOWS:**

ARTICLE I - DEFINITIONS

Section 1.01. Definitions

Unless otherwise is not expressly stated therein, in this Deed (including the recitals hereof), terms used and not otherwise defined herein shall have the meanings ascribed   to   them   in   the   Guarantee   Deed.

Section 1.02. Interpretation

(a)   The principles of construction set out in the Guarantee Deed shall have effect as if set out in full in this Deed.

(b)   In this Deed any reference to a "Section" is, unless the context otherwise requires, a reference to a Section of this Deed.

ARTICLE II - AMENDMENT TO THE GUARANTEE DEED

Section 2.01. Variation of definition of "EBITDA" of the Guarantee Deed

The definition of "EBITDA" in Section 1.01 (*Definitions*) of the Guarantee Deed shall be amended by deleting it in its entirety and replacing it with the following:

""EBITDA"   means, in respect of any financial period of the Guarantor, the operating profits on ordinary activities (net of normal operating expenses and overheads) of the Guarantor during such financial period, determined in accordance with Generally Accepted Accounting Principles but adjusted by:

(i) adding back the interest expense for such financial period;

(ii) excluding any exceptional or extraordinary item in respect of such financial period;

(iii) deducting any amount attributable to minority interests in respect of such financial period; and

(iv) adding back Taxes payable by the Guarantor, depreciation and amortization for or in respect of such financial period.".

Section 2.02. Variation of definition of "Financial Year" of the Guarantee Deed

The definition of "Financial Year" in Section 1.01 (*Definitions*) of the Guarantee Deed shall be amended by deleting it in its entirety and replacing it with the following:

""Financial Year"   means, the period commencing each year

on 1 October and ending on the following 30 September, or such other period as the Guarantor may, with EBRD's consent, from time to time designate as the accounting year of the Guarantor;"

Section 2.03. Variation to Section 8.01(k) (*Guarantor's Covenants*) of the Guarantee Deed

Section 8.01(k) of the Guarantee Deed shall be amended by inserting the last paragraph as follows:

"For the purposes of this Section 8.01(k) the definition "Debt" is deemed to be amended to the extent that the equity contribution of EBRD made pursuant to the terms of the Investment Agreement and used as source of financing for the Project is excluded from the calculation of the Guarantor's Debt".

ARTICLE III - MISCELLANEOUS

Section 3.01. Effectiveness

This Deed shall take effect on the date of its execution by the Parties.

Section 3.02. Continuing Agreement

This Deed is supplemental to, and shall be construed as one with the Guarantee Deed and all references to the Guarantee Deed and/or in the Guarantee Deed to this "Deed" shall be deemed to be references to the Guarantee Deed as amended hereby. The Parties hereby confirm that the Guarantee Deed remains and shall continue in full force and effect as expressly amended by this Deed.

Section 3.03. Representations and Warranties

The Borrower and the Guarantor, as of the date hereof, make the representations and warranties set out in the Guarantee Deed as if each reference therein to "this Deed" includes a reference to this Deed.

Section 3.04. Governing Law

This Deed shall be governed by and construed in accordance with English law.

Section 3.05. Arbitration and Jurisdiction

The provisions of Section 10.09 (*Arbitration and Jurisdiction*) of the Guarantee Deed shall apply to this Deed as if same were set out herein in full, *mutatis*

mutandis, and (without limitation) as if references therein to "this Deed" were construed as being references to this Deed.

Section 3.06. Incorporation of Terms from Guarantee Deed

The provisions of Sections 10.04 (*Notices*), 10.05 (*English Language*), 10.07 (*Rights, Remedies and Waivers*), 10.10 (*Privileges and Immunities of EBRD*), 10.11 (*Waiver of Sovereign Immunity*),10.12 (*Successor and Assigns)* and 10.13 *(Rights of Third Parties*) of the Guarantee Deed shall be deemed incorporated into and to form part of this Deed, as if same were set out herein in full, *mutatis mutandis*, and (without limitation) as if references therein to **"this Agreement"** were references to this Deed.

Section 3.07. Counterparts

This Deed may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto, acting through their duly authorised representatives, have caused this Deed to be executed and delivered as a deed in their respective names as of the date first above written.

Signature Page Follows

SIGNATURES

IN WITNESS WHEREOF, the parties hereto, acting through their duly authorised representatives, have caused this Deed to be executed and delivered as a deed in their respective names as of the date first above written.

EXECUTED and **DELIVERED** as a deed on behalf of **BALYKSHY L.L.P.**, a company incorporated in the territory of the Republic of Kazakhstan, by _____*Paul Roberts*_____

being a person who, in accordance with the laws of that territory, is acting under the authority of the company:



By: _____
Authorised signatory

Name: _____*Paul Roberts*_____

Position: _____*General Director*_____

Witness' signature: ....
Name: *Abdrakhmanova Zhuldyz*
Occupation: *Lawyer*
Address: *Almaty city, Karmanov street, 174 (b).*

EXECUTED and **DELIVERED** as a deed on behalf of **CASPIAN SERVICES INC.**, a company incorporated in the territory of the State of Nevada, United States of America, by _____*Kerry T. Doyle*_____

being a person who, in accordance with the laws of that territory, is acting under the authority of the company:



By: _____
Authorised signatory

Name: Kerry T. Doyle

Position: CEO.

Witness' signature:...............

Name: Abdrakhmanova Zhuldyz

Occupation: Lawyer

Address: Almaty city, Temirova street, 174 (B).

EXECUTED and **DELIVERED** as a deed on behalf of **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By: ____________________
Authorised Representative

Name: Olga Donets

Position: Associate Banker